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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

eTelecare Global Solutions, Inc.
(Name of Subject Company (Issuer))

Ayala Corporation Azalea International Venture Partners Limited LiveIt Investments Limited NewBridge International Investment Ltd.	PEP VI International Ltd. Providence Equity GP VI International L.P. Providence Equity Partners VI International L.P.
EGS Acquisition Co LLC
(Names of Filing Persons (Offeror))

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

Fred J. Franklin c/o Providence Equity Partners Inc. 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903 USA (401) 751-0536	Alfredo I. Ayala c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue Makati City, Metro Manila, Philippines 1226 +63 (2) 916-5670
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

COPY TO:

Akiko Mikumo Peter Feist Weil, Gotshal & Manges LLP 29/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3476-9000 Fax: +852 3015-9354	John K. Knight Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 USA Telephone: (212) 450-4000 Fax: (212) 450-3597	Maria Teresa D. Mercado-Ferrer SyCip Salazar Hernandez & Gatamitan SSHG Law Centre, 105 Paseo de Roxas Makati City 1226 Philippines Telephone: +63 (2) 817-9811 Fax: +63 (2) 817-3896

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$266,816,151	$10,486
*
Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding common shares, par value PhP2.00 per share ("Common Shares"), and American Depository Shares, each representing one Common Share ("ADSs" and together with Common Shares, the "Shares") of eTelecare Global Solutions, Inc., a Philippine corporation (the "Company"), at a purchase price of $9.00 per share (the "Offer Price"). As of September 30, 2008, there were: (i) 29,646,239 Common Shares outstanding (which includes 10,557,821 Common Shares underlying ADSs) and (ii) 10,557,821 ADSs outstanding. The calculation of the transaction valuation assumes the purchase of 29,646,239 Shares.

**
The filing fee was calculated in accordance with Rule 0-11 under the United States Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

          ☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

          ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1. ☐ Issuer tender offer subject to Rule 13e-4.	☒ going-private transaction subject to Rule 13e-3. ☒ amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement, Rule 13E-3 Transaction Statement and Amendment No. 1 to Schedule 13D filed under cover of Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is filed by (1) EGS Acquisition Co LLC, a Delaware limited liability company (the "Purchaser"); (2) Ayala Corporation, a Philippine corporation ("Ayala"); (3) Azalea International Venture Partners Limited, a British Virgin Islands company and wholly-owned direct subsidiary of Ayala ("Azalea"); (4) LiveIt Investments Limited, a British Virgin Islands company and wholly-owned direct subsidiary of Azalea ("LiveIt"); (5) NewBridge International Investment Ltd., a British Virgin Islands company and a wholly-owned direct subsidiary of LiveIt ("NewBridge" and, together with Ayala, Azalea and LiveIt, the "Ayala Entities"); (6) Providence Equity Partners VI International L.P., an exempted limited partnership registered in the Cayman Islands ("Providence VI"); (7) Providence Equity GP VI International L.P., an exempted limited partnership registered in the Cayman Islands, and sole general partner of Providence VI ("Providence GP"); and (8) PEP VI International Ltd., an exempted company incorporated in the Cayman Islands with limited liability, and sole general partner of Providence GP ("PEP VI" and, together with Providence GP and Providence VI, the "Providence Entities," and collectively, the Purchaser, the Ayala Entities and the Providence Entities constitute the "Filing Persons").

        This Schedule TO relates to the offer by the Purchaser to purchase all outstanding common shares, par value PhP2.00 per share ("Common Shares"), and American Depositary Shares, each representing one Common Share ("ADSs" and together with Common Shares, the "Shares") of eTelecare Global Solutions, Inc., a Philippine corporation (the "Company"), at a purchase price of $9.00 per Share (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2008 (as may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Application to Sell Common Shares and ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C) (collectively and as may be amended or supplemented from time to time, the "Acceptance Forms," which, together with the Offer to Purchase, constitute the "Offer"). The Offer Price is payable in cash, without interest thereon and less any required withholding taxes or costs the Purchaser, the Company or any paying agent may be required to deduct or withhold, in accordance with applicable law or rules, including payment of any stock transaction taxes, brokers' commissions and other fees customarily for the account of a seller in connection with the "crossing" of the Common Shares on the Philippine Stock Exchange, Inc. Additional charges or fees may be applied by individual brokers or nominees.

        The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 and Schedule 13D that is not included in or covered by the items in this Schedule TO and is supplemented by the information specifically provided herein. This Schedule TO amends the Statement on Schedule 13D originally filed on September 29, 2008 by the Purchaser, Ayala and the Providence Entities.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth in the Offer to Purchase under the heading "SUMMARY TERM SHEET" which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 9. Certain Information Concerning the Company," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "INTRODUCTION," which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET" and "THE OFFER—Section 8. Price Range of Common Shares and ADSs," which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "THE OFFER—Section 10. Certain Information Concerning the Purchaser" and "SCHEDULE A— INFORMATION CONCERNING MANAGERS, DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF EGS, THE PROVIDENCE ENTITIES, THE AYALA ENTITIES AND THE PHILIPPINE PURCHASER," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the headings "THE OFFER—Section 10. Certain Information Concerning the Purchaser" and "SCHEDULE A— INFORMATION CONCERNING MANAGERS, DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF EGS, THE PROVIDENCE ENTITIES, THE AYALA ENTITIES AND THE PHILIPPINE PURCHASER," which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "SCHEDULE A—INFORMATION CONCERNING MANAGERS, DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF EGS, THE PROVIDENCE ENTITIES, THE AYALA ENTITIES AND THE PHILIPPINE PURCHASER," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "SPECIAL FACTORS—Section 4. Effects of the Offer," "THE OFFER—Section 1. Terms of the Offer," "THE OFFER—Section 2. Acceptance for Payment and Payment for Tendered Shares by the Purchaser," "THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Common Shares," "THE OFFER—Section 4. Procedure for Accepting the Offer and Tendering ADSs," "THE OFFER—Section 6. Withdrawal Rights," "THE OFFER—Section 7. Certain Tax Consequences of the Offer," "THE OFFER—Section 14. Conditions to the Offer" and "THE OFFER—Section 15. Effect of the Offer on the Market for Common Shares; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations," which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "SPECIAL FACTORS—Section 1. Background," "SPECIAL FACTORS—Section 7. Transactions and Arrangements Concerning Common Shares and ADSs," "SPECIAL FACTORS—Section 8. Related Party Transactions; Certain Transactions Between the Purchaser and its Affiliates and the Company" and "THE OFFER—Section 10. Certain Information Concerning the Purchaser," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the headings "SPECIAL FACTORS—Section 1. Background," "SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning Common Shares and ADSs," "SPECIAL FACTORS—Section 8. Related Party Transactions; Certain Transactions Between the Purchaser and its Affiliates and the Company" and "THE OFFER—Section 10. Certain Information Concerning the Purchaser," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) and (c)(1) through (7)    Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "SPECIAL FACTORS—Section 1. Background," "SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer," "SPECIAL FACTORS—Section 4. Effects of the Offer," "SPECIAL FACTORS—Section 5. Options Which May Be Considered if the Offer is Not Completed" and "THE OFFER—Section 15. Effect of the Offer on the Market for Common Shares; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations," which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d)    Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "THE OFFER—Section 11. Source and Amount of Funds," "THE OFFER—Section 13. Acquisition Agreement; Other Transaction Documents" and "SCHEDULE TO EXHIBIT INDEX—Philippine SEC Form 19-1" which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "INTRODUCTION," "SUMMARY TERM SHEET," "SPECIAL FACTORS—Section 1. Background," "SPECIAL FACTORS—Section 7. Transactions and Arrangements Concerning Common Shares and ADSs," "THE OFFER—Section 10. Certain Information Concerning the Purchaser" and "SCHEDULE B—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF EGS, THE PROVIDENCE ENTITIES, AYALA ENTITIES AND THE PHILIPPINE PURCHASER IN THE COMPANY," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the headings "SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning Common Shares and ADSs" and "SCHEDULE B—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF EGS, THE PROVIDENCE ENTITIES, AYALA ENTITIES AND THE PHILIPPINE PURCHASER IN THE COMPANY," which is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 18. Fees and Expenses," which is incorporated herein by reference.

Item 10.    Financial Statements.

        (a) and (b)    The financial statements of the Purchaser are not material to the Offer.

Item 11.    Additional Information.

        (a)(1)    Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 13. Acquisition Agreement; Other Transaction Documents," which is incorporated herein by reference.

        (a)(2) through (4)    Reference is made to the information set forth in the Offer to Purchase under the headings "THE OFFER—Section 15. Effect of the Offer on the Market for Common Shares and ADSs; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations" and "THE OFFER—Section 16. Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

        (a)(5)    Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 16. Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

        (b)   None.

Item 12.    Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 10, 2008.
(a)(1)(B)	Form of Application to Sell Common Shares.
(a)(1)(C)	Form of Letter to PSE Brokers for Holders of Common Shares.
(a)(1)(D)	Form of Letter to Holders of Common Shares.
(a)(1)(E)	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Holders of ADSs.
(a)(1)(G)	Form of Letter to Clients Regarding Holders of ADSs.
(a)(1)(H)	Form of Newspaper Advertisement, to be published in the The Wall Street Journal on November 10, 2008.
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008 and November 12, 2008.
(a)(1)(J)	Press Release, dated November 10, 2008.
(a)(1)(K)	Joint Press Release, dated September 19, 2008.
(a)(1)(L)	Press Release, dated September 22, 2008.
(a)(1)(M)	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008.
(a)(1)(N)	Philippine SEC Form 19-1 and Exhibits.
(b)	Not applicable.
(c)	Letter from Financial Advisor to the Philippine SEC regarding Purchaser, dated November 10, 2008.
(d)(1)	Acquisition Agreement by and between the Company and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 2.1 attached to the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference)
(d)(2)	First Amendment to Acquisition Agreement by and between the Company and the Purchaser, dated as of November 9, 2008.
(d)(3)	Support Agreement by and between NewBridge and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).

v

Exhibit No.	Description

(d)(4)	Form of Support Agreement by and between the other stockholders and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(5)	Equity Commitment Letter of Providence Equity Partners VI International L.P., dated September 19, 2008 (filed as Exhibit D to the Schedule 13D filed by the Purchaser with the United States SEC on September 29, 2008, and incorporated herein by reference).
(d)(6)	Equity Commitment Letter of NewBridge International Investment Ltd., dated September 19, 2008 (filed as Exhibit 7.02 to the Schedule 13D filed by Ayala with the United States SEC on September 22, 2008, and incorporated herein by reference).
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        The Company is filing a separate Schedule 13E-3 with respect to the Offer and some of the information required by Schedule 13E-3 with respect to the Offer is included in the Company's Schedule 13E-3.

Schedule 13E-3, Item 2. Subject Company Information.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 12. Dividends, Distributions and Interest Payments," which is incorporated herein by reference.

        (e)   None.

        (f)    Reference is made to the information set forth in the Offer to Purchase under the headings "THE OFFER—Section 10. Certain Information Concerning the Purchaser" and "SCHEDULE B—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF EGS, THE PROVIDENCE ENTITIES, AYALA ENTITIES AND THE PHILIPPINE PURCHASER IN THE COMPANY," which is incorporated herein by reference.

Schedule 13E-3, Item 4. Terms of Transaction.

        (c)   None

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," and "SPECIAL FACTORS—Section 6. Dissenters' Appraisal Rights; Rule 13e-3," which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 10. Certain Information Concerning the Purchaser," which is incorporated herein by reference.

        (f)    Not applicable.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the headings "SPECIAL FACTORS—Section 1. Background," "SPECIAL FACTORS—Section 7. Transactions and

Arrangements Concerning Common Shares and ADSs," "SPECIAL FACTORS—Section 8. Related Party Transactions; Certain Transactions Between the Purchaser and its Affiliates," "THE OFFER—Section 10. Certain Information Concerning the Purchaser" and "THE OFFER—Section 13. Acquisition Agreement; other Transaction Documents," which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the headings "SPECIAL FACTORS—Section 7. Transactions and Arrangements Concerning Common Shares and ADSs," "SPECIAL FACTORS—Section 8. Related Party Transactions," "THE OFFER—Section 10. Certain Information Concerning the Purchaser" and "THE OFFER—Section 13. Acquisition Agreement; Other Transaction Documents," which is incorporated herein by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "SPECIAL FACTORS—Section 1. Background," "SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer" "SPECIAL FACTORS—Section 4. Effects of the Offer," and "THE OFFER—Section 15. Effect of the Offer on the Market for Common Shares; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations," which is incorporated herein by reference.

        (c)(8)    Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "SPECIAL FACTORS—Section 4. Effects of the Offer" and "THE OFFER—Section 15. Effect of the Offer on the Market for Common Shares; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations," which is incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)   through (c)    Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "SPECIAL FACTORS—Section 1. Background" and "SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer," which is incorporated herein by reference.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "SPECIAL FACTORS—Section 4. Effects of the Offer," "SPECIAL FACTORS—Section 5. Options Which May Be Considered if the Offer is Not Completed," "SPECIAL FACTORS—Section 6. Dissenters' Appraisal Rights; Rule 13e-3," "THE OFFER—Section 7. Certain Tax Consequences of the Offer" and "THE OFFER—Section 15. Effect of the Offer on the Market for Common Shares; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations," which is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction.

        (a)   through (f)    Reference is made to the information set forth in the Offer to Purchase under the headings "SUMMARY TERM SHEET," "INTRODUCTION," "SPECIAL FACTORS—Section 1. Background," "SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer," "SPECIAL FACTORS—Section 3. Position of the Purchaser Regarding Fairness of the Offer for Common Shares and ADSs," and "THE OFFER—Section 9. Certain Information Concerning the Company," which is incorporated herein by reference.

Schedule 13E-3, Item 9. Reports, Opinion, Appraisals and Negotiations.

        (a)   through (c)    Reference is made to the information set forth in the Offer to Purchase under the headings "SPECIAL FACTORS—Section 1. Background" which is incorporated herein by reference.

Schedule 13E-3, Item 10. Source and Amount of Funds or Other Consideration.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the headings "THE OFFER—Section 11. Source and Amount of Funds," "THE OFFER—Section 13. Acquisition Agreement; other Transaction Documents," and "THE OFFER—Section 18. Fees and Expenses", which is incorporated herein by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "SPECIAL FACTORS—Section 7. Transactions and Arrangements Concerning Common Shares and ADSs," "SPECIAL FACTORS—Section 8. Related Party Transactions; Certain Transactions Between the Purchaser and its Affiliates and the Company," "THE OFFER—Section 9. Certain Information Concerning the Company," "THE OFFER—Section 10. Certain Information Concerning the Purchaser" and "THE OFFER—Section 13. Acquisition Agreement; Other Transaction Documents" which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 10. Certain Information Concerning the Purchaser," which is incorporated herein by reference.

Schedule 13E-3, Item 13. Financial Information

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "THE OFFER—Section 9. Certain Information Concerning the Company," which is incorporated herein by reference. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2006 and December 31, 2007 are incorporated herein by reference to the consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the United States Securities and Exchange Commission (the "United States SEC") on March 14, 2008. The unaudited financial statements of the Company as of and for the fiscal quarters ended March 31, 2008, and June 30, 2008 are incorporated herein by reference to the consolidated financial statements of the Company included in the Company's Quarterly Reports on Form 10-Q for the quarters then ended and filed with the United States SEC on May 14, 2008, and August 13, 2008, respectively.

        (b)   The pro forma financial statements of the Company are not material to the Offer.

Schedule 13E-3, Item 14. Persons/Assets Retained, Employed, Compensated or Used.

        (a)   None

        (b)   None

Schedule 13E-3, Item 16. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 10, 2008.
(a)(1)(B)	Form of Application to Sell Common Shares.
(a)(1)(C)	Form of Letter to PSE Brokers for Holders of Common Shares.
(a)(1)(D)	Form of Letter to Holders of Common Shares.
(a)(1)(E)	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

Exhibit No.	Description

(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Holders of ADSs.
(a)(1)(G)	Form of Letter to Clients Regarding Holders of ADSs.
(a)(1)(H)	Form of Newspaper Advertisement, to be published in the The Wall Street Journal on November 10, 2008.
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008, and November 12, 2008.
(a)(1)(J)	Press Release, dated November 10, 2008.
(a)(1)(K)	Joint Press Release, dated September 19, 2008.
(a)(1)(L)	Press Release, dated September 22, 2008.
(a)(1)(M)	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008.
(a)(1)(N)	Philippine SEC Form 19-1 and Exhibits.
(b)	Not applicable.
(c)	Letter from Financial Advisor to the Philippine SEC regarding Purchaser, dated November 10, 2008.
(d)(1)	Acquisition Agreement by and between the Company and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 2.1 attached to the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(2)	First Amendment to Acquisition Agreement by and between the Company and the Purchaser, dated as of November 9, 2008.
(d)(3)	Support Agreement by and between NewBridge and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(4)	Form of Support Agreement by and between the other stockholders and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(5)	Equity Commitment Letter of Providence Equity Partners VI International L.P., dated September 19, 2008 (filed as Exhibit D to the Schedule 13D filed by the Purchaser with the United States SEC on September 29, 2008, and incorporated herein by reference).
(d)(6)	Equity Commitment Letter of NewBridge International Investment Ltd., dated September 19, 2008 (filed as Exhibit 7.02 to the Schedule 13D filed by Ayala with the United States SEC on September 22, 2008, and incorporated herein by reference).
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

CUSIP No. 29759R102	Page 1 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Acquisition Co LLC (IRS Identification No.: 26-3388620)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially		7.	Sole Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Owned by
Each Reporting		8.	Shared Voting Power 0
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

x

CUSIP No. 29759R102	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity Partners VI International L.P. (IRS Identification No.: 20-8419018)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity GP VI International L.P. (IRS Identification No.: 20-8418961)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEP VI International Ltd. (IRS Identification No.: 20-8418823)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC (control person)

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 5 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ayala Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Republic of the Philippines

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC (Control Person)

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 6 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Azalea International Venture Partners Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 7 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LiveIt Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 8 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NewBridge International Investment Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

 SIGNATURES

        After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

EGS ACQUISITION CO LLC
/s/ R. DAVIS NOELL Name: R. Davis Noell Title: Vice President
/s/ SOLOMON M. HERMOSURA Name: Solomon M. Hermosura Title: Vice President

AYALA CORPORATION
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Managing Director

AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Company Secretary

LIVEIT INVESTMENTS LIMITED
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Director

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.
/s/ SOLOMON M. HERMOSURA Name: Solomon M. Hermosura Title: Authorized Signatory

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
By: Providence Equity GP VI International L.P., its sole general partner
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PEP VI INTERNATIONAL LTD.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

 EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)+^	Offer to Purchase, dated November 10, 2008.
(a)(1)(B)^	Form of Application to Sell Common Shares.
(a)(1)(C)^	Form of Letter to PSE Brokers for Holders of Common Shares.
(a)(1)(D)^	Form of Letter to Holders of Common Shares.
(a)(1)(E)+	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)+	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Holders of ADSs.
(a)(1)(G)+	Form of Letter to Clients Regarding Holders of ADSs.
(a)(1)(H)	Form of Newspaper Advertisement, to be published in the The Wall Street Journal on November 10, 2008.
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008 and November 12, 2008.
(a)(1)(J)	Press Release, dated November 10, 2008.
(a)(1)(K)*	Joint Press Release, dated September 19, 2008.
(a)(1)(L)**	Press Release, dated September 22, 2008.
(a)(1)(M)***	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008.
(a)(1)(N)^	Philippine SEC Form 19-1 and Exhibits.
(b)	Not applicable.
(c)	Letter from Financial Advisor to the Philippine SEC regarding Purchaser, dated November 10, 2008.
(d)(1)	Acquisition Agreement by and between the Company and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 2.1 attached to the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008 with the United States SEC, and incorporated herein by reference).
(d)(2)	First Amendment to Acquisition Agreement by and between the Company and the Purchaser, dated as of November 9, 2008.
(d)(3)	Support Agreement by and between NewBridge and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(4)	Form of Support Agreement by and between the other stockholders and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(5)	Equity Commitment Letter of Providence Equity Partners VI International L.P., dated September 19, 2008 (filed as Exhibit D to the Schedule 13D filed by the Purchaser with the United States SEC on September 29, 2008, and incorporated herein by reference).

Exhibit	Exhibit Name
(d)(6)	Equity Commitment Letter of NewBridge International Investment Ltd., dated September 19, 2008 (filed as Exhibit 7.02 to the Schedule 13D filed by Ayala with the United States SEC on September 22, 2008, and incorporated herein by reference).
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 19, 2008.
**	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 22, 2008.
***	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on November 7, 2008.
+	Indicates information mailed to holders of ADSs.
^	Indicates information mailed to holders of Common Shares.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX